Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                October 19, 2011

VIA EDGAR

Matthew Crispino
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Specializer Inc. (the "Company")
         Amendment No. 1 to Registration Statement on Form S-l
         Filed October 19, 2011
         File No. 333-176715

Dear Mr. Crispino:

     Pursuant to the staff's comment letter dated October 4, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Form S-1 was filed with the Commission via EDGAR on October 19, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

GENERAL

1. REVISE TO INCLUDE INFORMATION REGARDING POTENTIAL DILUTION TO INVESTORS PURSUANT TO ITEM 6 OF FORM S-L AND ITEM 506 OF REGULATION S-K. PLEASE ENSURE YOUR DISCLOSURE INCLUDES SUCH INFORMATION ASSUMING 10%, 25%,50%,75% AND 100% OF THE SHARES ARE SOLD IN THE OFFERING.

COMPANY RESPONSE: The Company has added a Section titled "Dilution," beginning on page 13, meeting the requirements of Item 506 of Regulation S-K.

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PROSPECTUS COVER PAGE

2. PLEASE CONFIRM THAT THE COMPANY WILL NOT USE THE PROSPECTUS BEFORE THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OR, IN THE ALTERNATIVE, PLEASE REVISE TO INCLUDE AN APPROPRIATE "SUBJECT TO COMPLETION" LEGEND ON THE COVER PAGE OF THE PROSPECTUS. REFER TO ITEM 50L(B)(10) OF REGULATION S-K.

COMPANY RESPONSE: The Company has added a "subject to completion" legend on the cover page of the prospectus.

PROSPECTUS SUMMARY

OUR COMPANY, PAGE 3

3. WE NOTE THE DISCUSSION IN THIS SECTION OF YOUR REASONS FOR SEEKING TO BECOME A REPORTING ISSUER UNDER THE SECURITIES EXCHANGE ACT OF 1934. PLEASE ADVISE WHETHER YOU INTEND TO FILE A FORM 8-A TO REGISTER YOUR COMMON SHARES UNDER THE EXCHANGE ACT. IF NOT, EXPLAIN IN THIS SECTION THAT YOUR COMMON STOCK WILL NOT BE REGISTERED UNDER THE EXCHANGE ACT AND THAT YOU WILL NOT BE A FULLY REPORTING COMPANY BUT ONLY SUBJECT TO BE REPORTING OBLIGATIONS IMPOSED BY SECTION 15(D) OF THE EXCHANGE ACT. IN THE RISK FACTOR ON PAGE 10, INCLUDE SIMILAR DISCLOSURE AS WELL AS AN EXPLANATION OF HOW THE REPORTING OBLIGATIONS OF A SECTION 15(D) FILER VARY FROM THOSE IMPOSED ON FULLY REPORTING ENTITIES.

COMPANY RESPONSE: The Company has added to following text to page 3:

     Upon effectiveness of this prospectus, the manner in which we intend to become a "reporting issuer" under the Exchange Act is by way of filing a Form 8-A with the Securities and Exchange Commission. A Form 8-A is a "short form" of registration whereby information about us will be incorporated by reference to the Registration Statement on Form S-1, under which this prospectus will have become effective.

RISK FACTORS

"WE HAVE NO OPERATING HISTORY AND HAVE MAINTAINED LOSSES SINCE INCEPTION .. .," PAGE 6

4. YOU STATE IN THIS RISK FACTOR THAT YOUR PROPOSED SPECIALAPP PRODUCT IS UNDER DEVELOPMENT. HOWEVER, IN YOUR SUMMARY YOU STATE THAT YOU HAVE NOT YET BEGUN OPERATIONS ON YOUR FIRST SOFTWARE APPLICATION. PLEASE CLARIFY THROUGHOUT YOUR PROSPECTUS WHETHER OR NOT YOU HAVE BEGUN DEVELOPMENT OF YOUR FIRST PRODUCT.

COMPANY RESPONSE:  The Company has:

     * changed the text "not yet begun operations" in the first paragraph in the Prospectus Summary on page 4 to "have had only limited operations" and added the text "and are only in the early stages of developing" to the same paragraph; and

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     *    Added the word "early" before the word "development" in the referenced risk factor on page 6.

"PRODUCT DEVELOPMENT SCHEDULES ARE LONG ...," PAGE 7

5. PLEASE BRIEFLY EXPLAIN IN THIS RISK FACTOR WHAT YOU MEAN BY "TOTAL CYCLE OF COMMERCIALIZATION." ALSO, PLEASE CLARIFY WHETHER YOU EXPECT THIS CYCLE TO BE COMPLETED WITHIN 12 MONTHS OF THE DATE OF THE PROSPECTUS OR WITHIN 12 MONTHS OF THE COMPLETION OF THE OFFERING.

COMPANY RESPONSE: The Company has added the text "(meaning the development of the product to the point at which it may be purchased by consumers)" after the word "commercialization" in the referenced risk factor, which is the same sentence which states "the SpecialApp will take approximately 12 months from the date hereof."

"WE MAY NOT BE ABLE TO COMPLETE EFFECTIVELY...," PAGE 9

6. YOU REFER IN THIS RISK FACTOR TO COMPETITION IN THE SOCIAL GAMING INDUSTRY, BUT YOUR PROPOSED SPECIALAPP PRODUCT DOES NOT APPEAR TO BE A SOCIAL GAMING APPLICATION. PLEASE ADVISE.


COMPANY RESPONSE: The Company made typographical errors and has corrected them to reference software and software applications in the reference risk factor on page 9.

"INVESTORS WILL HAVE LITTLE VOICE...," PAGE 10

7. THIS RISK FACTOR STATES THAT MS. BAR-TAL OWNS 82.7 % OF YOUR COMMON STOCK. HOWEVER, THE BENEFICIAL OWNERSHIP TABLE ON PAGE 29 INDICATES THAT IT IS MS. WEINSTOCK WHO OWNS 82.7% OF YOUR COMMON STOCK. ALSO, THE DISCLOSURE ON PAGE 17 REGARDING THE SHARES OF YOUR COMMON STOCK ACQUIRED BY MS. BAR-TAL AND MS. WEINSTOCK IN PRIVATE TRANSACTIONS DOES NOT MATCH THE DISCLOSURE ON PAGE II-2. PLEASE REVISE.

COMPANY RESPONSE: The Company has corrected an error on page 17 with respect to the name of the person purchasing 10,000,000 shares, changing the name from Simone Bar-Tal to Liby Weinstock, consistent with the same disclosure on page II-2. The Company has corrected and clarified in the referenced risk factor on page 10 that Ms. Weinstock currently holds 83.44%, and Mr. Bar-Tal currently holds 16.56%, of the Company's issued and outstanding shares of common stock. Additionally, the company has corrected the beneficial holding percentages under the Security Ownership of Certain Beneficial Owners and Management section on page 29.

USE OF PROCEEDS, PAGE 12

8. REVISE THE TABLE ON PAGE 12 TO SHOW THE NET PROCEEDS AFTER THE OFFERING EXCLUSIVE OF THE CASH CURRENTLY ON HAND. FOR INSTANCE, AFTER DEDUCTING THE

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     EXPENSES OF THE OFFERING, THE NET PROCEEDS AFTER THE OFFERING ASSUMING 10%,
     25%, 50%, 75% AND 100% OF THE SHARES ARE SOLD SHOULD BE ($9,000), ($1,088),
     $11,000, $23,500 AND $36,000, RESPECTIVELY.

COMPANY RESPONSE: The Company has made the revisions to the Use of Proceeds table and revised the use of Proceeds table to reflect the changes thus effected to the table on page 12. Accordingly in the third paragraph on page 13, the Company has added the text "with the use of current cash reserves not reflected on the use of proceeds table above" to explain that some current cash not reflected on the table would be used to complete the development of the Company's product.

9. YOU INDICATE ON PAGE 13 THAT IF YOU SELL AT LEAST 500,000 SHARES OF YOUR COMMON STOCK, YOU WILL BE ABLE TO SATISFY YOUR EXCHANGE ACT REPORTING REQUIREMENTS AND REMAIN IN GOOD STANDING WITH THE STATE OF NEVADA WITHOUT NEEDING ADDITIONAL FUNDS. HOWEVER, THE TABLE ON PAGE 12 INDICATES THAT IF YOU SELL ONLY 500,000 SHARES, YOU WILL HAVE A DEFICIT OF ALMOST $4,000. PLEASE REVISE YOUR DISCLOSURE OR ADVISE.

COMPANY RESPONSE: The Company has changed the text "500,000 shares" to "2,500,000" shares, consistent with the Use of Proceeds Table disclosing sufficient funds to satisfy its Exchange Act reporting requirements and remain in good standing with the State of Nevada without needing additional funds.

10. YOU STATE AT THE END OF THIS SECTION THAT YOU MAY CHANGE THE USE OF PROCEEDS BECAUSE OF CHANGES IN YOUR BUSINESS PLAN. PLEASE DISCLOSE THE SPECIFIC CONTINGENCIES THAT MAY TRIGGER A CHANGE IN THE USE OF THE PROCEEDS OF THIS OFFERING. REFER TO INSTRUCTION 7 TO ITEM 504 OF REGULATION S-K.

COMPANY RESPONSE: The Company has removed the sentence "In addition to changing our allocation of cash because of the amount of proceeds received, we may change the use of proceeds because of changes in our business plan," since the Company will not change the use of proceeds disclosed on page 12.

DESCRIPTION OF BUSINESS, PAGE 17

11. PLEASE SUPPLEMENTALLY PROVIDE US WITH SUPPORT FOR THE DATA ATTRIBUTED TO IDC AND ODESK.COM IN THIS SECTION. TO EXPEDITE OUR REVIEW, PLEASE CLEARLY MARK THE DOCUMENTS YOU PROVIDE TO HIGHLIGHT THE APPLICABLE PORTION OR SECTION CONTAINING THE INFORMATION AND CROSS-REFERENCE IT TO THE APPROPRIATE LOCATION IN THE PROSPECTUS.

COMPANY RESPONSE: The Company has provided these materials supplementally with this letter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

LIQUIDITY AND CAPITAL RESOURCES, PAGE 22

12. PLEASE REVISE YOUR LIQUIDITY DISCUSSION TO INDICATE THE LIKELIHOOD THAT YOU WILL BE ABLE MEET YOUR CASH REQUIREMENTS FOR THE NEXT TWELVE MONTHS. IN ADDITION, DISCLOSE THE MINIMUM PERIOD OF TIME THAT YOU WILL BE ABLE TO CONDUCT YOUR PLANNED OPERATIONS USING CURRENTLY AVAILABLE CAPITAL

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     RESOURCES. WE REFER YOU TO ITEM 303(A)(I) OF REGULATION S-K AND
     INSTRUCTIONS 2 AND 3 TO ITEM 303(A) OF REGULATION S-K FOR ADDITIONAL GUIDANCE.

COMPANY RESPONSE: The Company has added the following disclosure to page 22:

     We believe our current cash and working capital balance is only sufficient to cover our expenses for the next 12 months , which is a limited operations scenario to maintain our corporate existence, we believe we will require a minimum of $14,000 in additional cash over the next 12 months to pay for the remainder of our total offering costs, and to maintain our regulatory reporting and filings. If we cannot raise any additional financing prior to the expiration of this timeframe, we will be forced to cease operations and our business will fail.

     Other than our planned offering, we currently have no financing arrangements in place to cover this shortfall.

     In order to achieve our stated business plan goals, we require the funding from this offering. We are a development stage company and have generated no revenue to date. We cannot guarantee that we will be able to sell all the shares required. If we are successful, any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus.

PLAN OF OPERATION

MONTHS 1 TO 3, PAGE 24

13. YOU INDICATE IN THIS SECTION THAT THE FEE YOU WILL PAY TO YOUR DEVELOPER WILL COVER "ALL SUNDRY EXPENSES." PLEASE PROVIDE EXAMPLES OF THE TYPES OF EXPENSES TO WHICH YOU ARE REFERRING.


COMPANY RESPONSE: The Company has deleted the sentence "This sum will include all sundry expenses" on page 25 and clarified by adding "From the $25,000 as a clause the following sentence what the "sundry expenses" are.

UNDERTAKINGS, PAGE II-2

14. WE NOTE YOUR DISCLOSURE OF THE COMMISSION'S POSITION ON INDEMNIFICATION APPEARING ON PAGE 30. HOWEVER, SINCE THE COMPANY WILL BE SEEKING ACCELERATION OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT, YOU SHOULD PROVIDE THE UNDERTAKING REQUIRED BY ITEM 512(H) OF REGULATION S-K. PLEASE REVISE. REFER TO ITEM 510 OF REGULATION S-K.

COMPANY RESPONSE: The Company has provided the undertaking required by Item 512(h) of Regulation S-K on page II-3.

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SIGNATURES, PAGE II-4

15. THE REGISTRATION STATEMENT MUST BE SIGNED BY SPECIFIED PERSONS IN THEIR INDIVIDUAL CAPACITIES, INCLUDING THE COMPANY'S PRINCIPAL EXECUTIVE OFFICER, ITS PRINCIPAL FINANCIAL OFFICER AND ITS CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. PLEASE REVISE MS. BAR-TAL AND MS. WEINSTOCK'S SIGNATURE BLOCKS TO SPECIFY WHO IS SIGNING THE REGISTRATION STATEMENT IN EACH OF THE REQUIRED CAPACITIES. REFER TO INSTRUCTION 2 TO SIGNATURES IN THE FORM S-1.

COMPANY RESPONSE: The Company has clarified on the signature block under the Power of Attorney section on Page II-4, that Simone bar-Tal is the "Principal Executive Officer and Principal Financial and Accounting Officer," which is consistent with the capacity in which he is signing the Form S-1 on behalf of the Company.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                        Very truly yours,

                                        /s/ Thomas E. Puzzo
                                        -----------------------------------
                                        Thomas E. Puzzo


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